

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Douglas F. Bauer
Chief Executive Officer
Tri Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, CA 92612

>   **Re: Tri Pointe Homes, Inc.**
>   **Amendment No.1 to Preliminary Proxy Statement on Schedule PREM14A**
>   **Filed March 28, 2014**
>   **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 001-35796**

Dear Mr. Bauer:

We have reviewed the above-referenced filings and have the following comments.

Amendment No.1 to Preliminary Proxy Statement on Schedule PRE 14A

Tri Pointe's Business After the Transactions, page 66

1. We note the revised disclosure in response to comment 15 in our letter dated February 5, 2014. Further revise your disclosure to provide the basis for your statement that "[h]ome value growth in each of Las Vegas, Phoenix and Puget Sound region of Washington State is expected to exceed the U.S. average…," as well as clarify how moderate housing permits as a percentage of peak in most of these markets as compared to the U.S. average, translates into "significant potential for growth."

Certain Financial Projections, page 151

2. We note your disclosure in response to comment 19 in our letter dated February 5, 2014. Please revise your disclosure (i) in the second paragraph to remove the statement that the information is "not being included in this proxy statement in order to influence the decisions of TRI Pointe stockholders with respect to any of the proposals;" and (ii) in the sixth paragraph to remove the statement that the inclusion of the financial projections should not be deemed an admission or representation by the parties to the transaction that such information is viewed by them as material information. Both noted statements represent undue limitation on a shareholder's ability to rely on the company's disclosures. Moreover, in addition to the Adjusted WRECO Financial Projections, please disclose WRECO's projections prior to TRI Pointe's adjustments.

Executive Compensation, page 198

3. Given the named executive officer's substantial increase in non-equity incentive compensation for fiscal year 2013, briefly disclose how Tri Pointe determined that the maximum goal under the plan was achieved, by providing, among other things, quantitative disclosure of the EBITDA plan goals and the actual results. Refer to Item 402(o) of Regulation S-K.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 55
Management's Report on Internal Control Over Financial Reporting, page 56

4. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
     Michael Flynn, Esq.
     Brian J. Lane, Esq.
     Keith P. Bishop, Esq.